Exhibit 99.1

SMX Announces $111.5M Equity Purchase Agreement with Target Capital 1, LLC

NEW YORK, NEW YORK, December 1, 2025 — SMX (Security Matters) PLC (“SMX”), the pioneer of molecular “physical-to-digital” marking for supply-chain transparency, announced today that it has entered into an equity purchase agreement (the “Agreement”) with Target Capital 1, LLC, to provide an efficient and flexible source of funding, enabling SMX to progress its business development opportunities. In addition, SMX has agreed to use a portion of the net proceeds, after payment of certain fees and expenses, to acquire bitcoin or another cryptocurrency subject to the mutual consent of the parties, which shall serve as a reserve asset for SMX.

Under the terms of the Agreement, the investor will purchase a convertible promissory note from SMX in the principal amount of $11.5 million (with an OID of 20%, for a face value of $14.375 million), and further, SMX has the right to sell and the investor has the obligation to purchase, up to $100 million worth of the Company’s ordinary shares in an equity line of credit. Except as otherwise provided in the Agreement, SMX, at its sole discretion, will control the timing and amount of all sales of ordinary shares under the equity line, and the investor will control the timing and amount of conversions under the promissory note. The Company is not obligated to utilize any of the $100 million available under the equity line and there are no minimum commitments or minimum use penalties. Neither the equity line nor the promissory note imposes any restrictions on the Company’s operating activities. For the commitment under the equity line, SMX agreed to issue to the investor, ordinary shares or pre-funded warrants equal in value to $2 million (the “Commitment Shares”).

The closing of the transactions is expected to occur on or about December 2, 2025, subject to satisfaction of customary closing conditions.

RBW Capital Partners LLC is acting as the exclusive placement agent for the offering.

A copy of the Agreement and the promissory note is available in the Company’s Report on Form 6-K that will be filed with the Securities and Exchange Commission (“SEC”).

The promissory note, the Commitment Shares, and the shares available under the equity line and upon conversion of the promissory note, were offered in a private placement pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended (the “1933 Act”), and have not been registered under the 1933 Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements. SMX has agreed to file a registration statement with the SEC covering the resale of the Commitment Shares, the ordinary shares issuable upon conversion of the promissory note, and the ordinary shares issuable under the equity line.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these common shares in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the ability of SMX to satisfy the conditions under the Equity Purchase Agreement, the Promissory Note and related agreements; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.